HARMONY GOLD MINING COMPANY LIMITED
First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	NYSE and NASDAQ
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za	trading symbol HMY
JSE trading symbol HAR
18 May 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C.
2059-7410
BY EDGAR

FOR ATTENTION:	H. ROGER SCHWALL, ASSISTANT DIRECTOR DIVISION OF CORPORATION FINANCE
Dear Sir,
REPLY TO REVIEW LETTER DATED 18 APRIL 2007
Reference is made to the Staff’s comment letter dated April 18, 2007 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2006. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:
Information on the Company, page 19
Year-on-year reconciliation of Harmony’s ore reserves, page 38
1.	We note your statement that you use “the South African code for the reporting of Exploration Results, Mineral Resources and Ore Reserves (the SAMREC Code), which sets out internationally recognized procedures and standards for reporting of mineral resources and ore reserves.” We further note your disclosure that “In reporting of reserves, we have complied with Industry Guide 7 of the United States Securities and Exchange Commissions. Please confirm, if true, that the reserve quantities used to measure the financial results of your mining operations are limited to proven and probable reserves, as defined by Industry Guide 7, or otherwise advise.

Response: The Company acknowledges the Staff’s comment and confirms that the reserve quantities used to measure its financial results are limited to proven and probable reserves as defined by Industry Guide 7.

Directors:	P T Motsepe* (Chairman), Z B Swanepoel (Chief Executive), F Abbott*, J A Chissano*#, F T De Buck*, Dr D S Lushaba*, C Markus*, M Motloba*, N V Qangule, C M L Savage* *Non-Executive; #Mozambican

Secretary:	M P van der Walt
Registration Number: 1950/038232/06

Operating and Financial Review and Prospectus, page 133
Share –Based Compensation, page 147
2.	We note your statement that the “charge in fiscal 2006 relates to the amortization of the fair value of the 2005, 2003 and 2001 options”; and that the “charge in fiscal 2005 relates to the amortization of the fair value of the 2005, 2003 and 2001 option grants for Harmony.” Please expand your disclosure to explain the nature of these charges.

Response: On July 1, 2005, the Company adopted the fair value recognition provisions of FAS 123(R) using the modified retrospective approach. Under this method, share-based payment expense for the year ended June 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). At the same time, the results for prior periods were adjusted based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures. In both cases, the Company has recognized the share-based payment expense associated with options with graded-vesting features over the requisite service period for each separately vesting tranche of the award as though the award were, in substance, multiple awards.

On a supplemental basis, the Company therefore wishes to advise the Staff that the “charge”, or share-based payment expense, for both fiscal 2006 and 2005 represents the grant-date fair value of the awards discussed on page F-50 of the Company’s FY 2006 20-F which are being recognized over the employee’s requisite service period, which varies from three to five years. The increase in the expense from fiscal 2005 to fiscal 2006 results primarily from the share options granted on April 26, 2005, for which only two months of service were completed in fiscal 2005, compared to a full year in fiscal 2006, and the depreciation of the Rand against the US dollar, which increased the share-based charges in US dollar terms. The Company will expand its Operating and Financial Review and Prospects in future filings to clarify the nature of the charges as well as the reasons for any material movements/charges.
2 Accounting Policies, page F-7
(t) Revenue Recognition, page F-14
3.	We note you have revenues from silver and other by-products sales and that the sales are credited to production costs as a by-product credit. Please expand your disclosure to include that amount of such revenue for each period reported. Additionally, please expand your MD&A to clearly indicate that you generate by-product revenue on certain of your operating units and why you believe that presentation of these revenue streams as a by-product is appropriate. Furthermore, include the trend analysis to identify the amount and types of by-product revenue generated for each period presented and indicate whether or not you believe, based on your estimate that presentation of these revenue streams as by-products will continue to be appropriate in the future.

Response: The Company wishes to advise the Staff on a supplemental basis that the revenues in respect of “silver and other by-products”, which have been credited to production costs as a by-product credit, amounted to US$1.3 million in fiscal 2006, US$4.0 million in fiscal 2005 and US$1.9 million in fiscal 2004. These sales have not historically been contemplated by the Company’s mine plans and therefore are appropriately accounted for as by-products. This treatment is supported by the fact that these amounts represent less than 0.3% of reported sales in 2005 and 2004. The Company will consider the appropriateness of this policy in future periods, based on the expected silver revenues from its Hidden Valley Project in Papua New Guinea, which is still under development.

3 Accounting changes, page F-16
(b) Stripping costs incurred during the production phase of a mine, page F-17
4.	Please tell us what you mean by your disclosure that states “capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period” and clarify your disclosure to explain how your accounting policy complies with EITF 04-6.

Response: Prior to July 1, 2005, at the Company’s Kalgold operations, deferred stripping costs were charged to Production costs exclusive of depreciation and amortization as gold was produced and sold using the units of production method based on estimated recoverable quantities of proven and probable reserves, using a stripping ratio calculated as the ratio of total tons to be moved to total proven and probable ore reserves, which resulted in the recognition of the costs of waste removal activities over the life of the mine as gold was produced. The application of the deferred stripping accounting method previously applied resulted in the recognition of an asset (deferred stripping costs). Under the Company’s revised policy, which complies with EITF 04-6, stripping costs incurred during the production phase of a surface mine are treated as variable production costs and considered to be a component of mineral inventory cost subject to the provisions of ARB 43. Post production stripping costs are therefore expensed as incurred in the consolidated statements of operations, except to the extent that those costs are considered to be a component of mineral inventory on hand at the balance sheet date; in which case “capitalization of the post-production costs would be appropriate” as a component of such mineral inventory. The Company will clarify its disclosures in future filings.

During the periods presented, the Company did not carry any material mineral inventories at its Kalgold operations. All post-production stripping costs have therefore effectively been expensed as incurred.
15 (Loss) /Earnings Per Share, page F-34
5.	We note your disclosure that the “inclusion of share options issued to employees as of June 30, 2006, as potential ordinary shares, would have an anti–dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.” Please disclose the number of securities that could potentially dilute basic earnings/loss per share in the future that were not included in the computation of diluted earnings/loss per share because to do so would have anti-dilutive for the period presented in accordance with paragraph 40(c) of FAS 128.

Response: The weighted average number of ordinary shares that would have been included in the computation of fully diluted loss per share amounted to 4,919,895 and 3,208,201 in fiscal 2006 and fiscal 2005, respectively. The Company will revise its future filings to incorporate the disclosures required by paragraph 40(c) of FAS 128.
26 Long term Loans, page F-41
6.	We note that you issued an international unsecured fixed rate convertible bond totaling R1,700 million in May 2004 and that “bonds are convertible at the option of bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009.” We further note that the “number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date.” Please tell us how you considered the guidance in FAS 150, FAS 133 and EITF 00-19 with respect to your convertible bond and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff that it does not consider the convertible bond to be an instrument within the scope of FAS 150. In particular, the Company notes that the instrument would not be considered to be a “mandatorily redeemable financial instrument”, as a result of the conversion feature embedded within the bonds which results in the bonds being “conditionally redeemable.” The initial conversion price of the instruments was R121 per ordinary share, subject to certain standard anti-dilution provisions, such as a stock split, spinoff or rights offering, that are designed to maintain the value of the conversion option.

With regard to the conversion feature, the Company has analyzed whether the embedded conversion feature meets the paragraph 11(a) scope exception of FAS 133. In analyzing whether the conversion feature meets the paragraph 11(a) scope exception, the Company considered the guidance in paragraphs 7-32 of EITF 00-19 to determine whether the conversion feature should be classified as a liability or within stockholder’s equity. In particular, the Company notes that: (i) there are no provisions in the contract that could require net-cash settlement of the conversion feature; (ii) the shares will not be registered in the United States and that there are no further filing or registration requirements in South Africa that would preclude the Company from controlling the delivery of the shares; (iii) the Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could be outstanding; and (iv) the number of shares to be delivered is effectively capped at the initial conversion price as defined by the terms of the bond, as all adjustments to the conversion price are either limited to events within the Company’s control or contain an explicit cap on the conversion price. All other criterion not specified above, but included in EITF 00-19 paragraph 7-32 have also been met.

The Company has therefore determined the classification of the conversion feature to be equity under EITF 00-19 and, since the conversion feature is indexed solely to the Company’s own stock (as defined in EITF 01-6), the requirements in FAS 133 paragraph 11(a) have been met. As such, the embedded conversion feature has not been bifurcated from the host contract. Instead, the entire convertible instrument has been accounted for in accordance with APB 14.

The Company will revise its future filings to expand the key disclosures surrounding the convertible bonds, including the initial conversion price, in accordance with FAS 129.
Cash (Utilized) / Generated by Operations, page F-54
7.	We note that in providing the reconciliation to net cash flows from operating activities you begin with loss before taxation, minority interest and effect of change in accounting principal rather than net income/loss. Please revise your presentation to reconcile net income/loss to net cash flow from operating activities, as contemplated by paragraph 28 of FAS 95.

Response: The Company acknowledges the Staff’s comment and will revise its future reconciliations of cash flows from operating activities to begin with net income/loss for all periods presented, as contemplated by FAS 95. The Company notes that the change will not have any impact on the cash flows from operations as previously reported.
Geographical and Segment Information, page F-56
8.	Please tell us how you have complied with the reconciliation requirement for segment revenues, reported profit or loss, assets and other significant items to the corresponding enterprise amounts in accordance with paragraph 25(c) of FAS 131.

Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff that on pages F-56, F-59 and F-62 of its 2006 Annual Report on Form 20-F, it has reconciled the segment data (segment revenue, production costs, total assets and total liabilities) to its consolidated financial statements, with an aggregate reconciling adjustment. The components of the total reconciling adjustment are discussed in narrative format on pages F-63 to F-64. The Company has the information available as part of its U.S. GAAP reconciliation working papers to support the components of each reconciling adjustment and proposes to provide quantitative disclosure of the reconciling adjustments, on a disaggregated basis, in future filings with the SEC.
Exhibits 4.20 and 4.21
9.	We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Instruction 12 to Item 19 of Form 20-F for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes- Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and amend your exhibits as appropriate.

Response: The Company acknowledges the Staff’s comment and will amend the exhibits in its future filing.
Engineering Comments
General
10.	We note that your website and some press releases refer to or use the terms “measured”, “indicated”, and “inferred”, resources. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:
Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 001-31545, which may be secured from us, or from the SEC’s website at http/://www.sec.gov/edgar.shtml.
Response: The Company acknowledges the Staff’s comment and wishes to advise the Staff that the cautionary note does appear on the company’s website and has been included in its presentations. See “Disclaimer” link at the bottom of the Company’s webpage (www.harmony.co.za).
Paragraph 11 of the comment letter
11.	Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction

1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response: The Company acknowledges the Staff’s comments. It will take the Company several months to create the required maps. The Company will include these maps in its upcoming 20-F for the fiscal year ending June 30, 2007.
Papua New Guinea, page 28
12.	Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine as other disclosure of adjacent properties may cause investors to infer that your property also has commercial mineralization because of its proximity. Unless you also control the Bulolo, Wall and Edie Creek areas, remove all references to these mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company’s properties and restrict your disclosure solely to your properties.

Response: The Company acknowledges the Staff’s comment and confirms that it will not refer to areas that it does not control in future filings. The Company does not control the Bulolo, Wall and Edie Creek areas.
Wafi Golpu and Morobe, page 28
13.	You have quantified ore reserves of 9.3 million ounces of gold and 3.6 billion pounds of copper in the Wafi Hill area and identified a further 5.5 million ounces in Morobe areas. Please classify these quantities as either proven or probable reserves and separately provide to our engineers the executive summary of the feasibility study which established the technical, legal and economic validity of these reserves. Please disclose within the filing the reserve tonnage, ore grade or tenor, economic cut-off grade and expected metallurgical recovery within the reserve tables. Please note that combining proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated.

In the event a feasibility study has not completed for these product quantities, you may classify them as mineralized material, provided the mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude the technical, legal and economic feasibility.

Response: The Wafi Golpu gold-copper system consists of mineralized material containing 9.3 million ounces of gold and 3.6 billion pounds of copper in the small area around Wafi Hill. Although the area contains mineralized material it is the subject of a pre-feasibility study in which unit costs, grade recoveries, etc. will be quantified to see whether it is feasible and economic to exploit.

We will disclose that these deposits would not qualify as a reserve until an evaluation of the relevant material factors conclude feasibility.

We have enclosed a CD containing the executive summary of the feasibility study.
Moa Creek, page 28
14.	You cite the best intersections for your drill results. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:
•	Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest values or grades of sample sets.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from”.

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted-average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.
Please revise your disclosures to comply with this guidance.

Response: The Company acknowledges the Staff’s guidance and confirms that it will incorporate this guidance in future filings.
Evander, page 31
15.	You state gold grade ranges using cmg/t units of measurement. Please explain this measurement term within the filing and discuss the significance of these sample results and measurements as it relates to your mining operations and the use of this evaluation compared to other methods for the average investor. Please define these terms and other terms in the text or glossary.

Response: cmg/t is the width of the ore body multiplied by the metal content (g/t). This method of stating grade is typically applied in the narrow tabular Witwatersrand

Orebodies that Harmony exploits and is used in the mine planning process of the South African gold mines.
Description of Property, page 36
16.	Please correlate the operational mining areas to the mine site areas or shaft-operational zones and/or the reserve areas. Is the ARMgold operation the same as the Orkney operation as discussed on pages 40 and 53?

Response: The Randfontein Estates Limited owns the Cooke, Doornkop and Lindum shafts. ARMgold Limited owns the Orkney operation. This disclosure will be incorporated in future filings.
Ore Reserve Statement (Imperial) as at June 30, page 40
17.	Please disclose the cutoff grades or tenor used to define your ore reserves within your ore reserve tables. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices. These cut-off grades may be included within the reserve table or as footnote following the reserve declaration.

Response: We have enclosed a CD containing the imperial ore reserve statement, as well as the cut-off grades and footnotes. This disclosure will be incorporated in future filings.
18.	Please state the estimated metallurgical recovery for the Western Area South Deep deposit.

Response: The metallurgical recovery for the Western Area South Deep deposit is estimated at 97.2%. This disclosure will be incorporated in future filings.
Elandskraal Operations, page 42
19.	You use the terms “lost time frequency” and “fatality frequency rates” in describing the accident and death rates incurred by your mining operations. Please include the workforce staffing levels to which these statistics apply and define these terms in the text or glossary.

Response: The Company acknowledges the Staff’s comment and confirms that it will define these terms in the text or glossary in future fillings.

The staffing levels to which these statistics apply, are the “at work” staff strength. In simpler terms this means that only the persons who are physically present at work are counted for purposes of this statistic.

With the “lost time frequency”, and the “fatality frequency rates”, the rates are calculated and expressed as rates in “injuries per million man hours worked”.

The formula to calculate the injury per million man hours worked, is calculated as follows:
Total LTI for the month, quarter or year, multiplied by 1 000 000

Total shifts worked for the period in question x 9 hours

The formula to calculate the fatalities per million man hours worked, is calculated as follows:

Total Fatalities for the month, quarter or year, multiplied by 1 000 000

Total shifts worked for the period in question x 9 hours

The variances and reasons will be incorporated in future filings.
Plants, page 44
20.	The actual metallurgical recovery stated for the Elandsrand plant of 91.12% does not closely correlate to the approximate reserve recoveries of 95.6% for the Elandskraal as found on page 40. Similar variances were noted for the weighted average of the Central and Saaiplaas plants, Free State 1 and Target plants. Please discuss any metallurgical recovery challenges you may have experienced and the actions taken to address these concerns. Please state whether this will affect your reserve estimates in the future. Please state how well your actual performance compares to your reserve estimate assumptions as you reconcile your ore reserve estimates.

Response: The 95.6% recovery is calculated from the Plant head less residue divided by the Plant head. There were sampling and evaluation problems during the period which resulted in the variance. A comprehensive investigation led to the replacement of on-line samplers on the feed system. The other plants Central, Saaiplaas, Freestate 1 and Target are between 96% and 97%. The only larger variance was at Freestate 1 plant due to gold inventory changes.

The variances and reasons will be incorporated in future filings.
Tshepong, page 59
21.	You refer to the reserves associated with the Tshepong shaft complex which do not correlate to the listed reserve quantities. Please correlate the shaft complex production and costs to the mine operations and reserve statements. This would be applicable to the Tshepong and Masimong, ARMgold and Freegold (surface) facilities.

Response: Tshepong shaft complex forms part of the Freegold operations; Masimong forms part of the Freestate operations; and the ARMgold operations consist of the Orkney shafts. Refer to the ore reserve statement on page 40. We have also included a breakdown of these 3 operations to provide additional clarity.

Freegold operations	ARMgold operations	Free State operations

Tshepong	Orkney 2	Masimong
Phakisa	Surface operations	Welkom 1
Harmony 2	Other	Merriespruit 1
Bambanani		Unisel
Joel		Brand 3
Eland		Brand 5
Kudu/Sable		Surface Operations
West Shaft		Other
Nyala
St Helena
Surface operations
Other
Hidden Valley project, page 118
22.	Please provide the executive summary of the updated feasibility study as described in the test for the Hidden Valley Project and the Wafi-Golpu pre-feasibility study.

Response: We have enclosed a CD containing the executive summary of the feasibility study.

Hidden Valley project, page 119
23.	You state that the ore treated will total 44.5 millions tons and not the 47.5 million tons in the reserve statement. Please provide an explanation why the total ore quantity will not be treated, but are an ore reserve. In addition, the silver grade and silver recoverable ounces are stated in the text, but are not included in the company reserve tables. Please provide an explanation within the text or a footnote to the reserve tables.

Response: We apologise for the typing error. The amount in respect of the ore treated should read 47.4 million tons.
Item 24
24.	Proven and probable reserves are disclosed for your Free Gold properties. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7. This request is directed primarily for summary reports which include the following:
•	Property and/or geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cut-offs used for each category of reserve and resource

•	Justifications for the drill hole spacing used at various classification levels

•	A detailed description of your procedures for estimating “reserves”

•	Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

•	Copies of recent geological and/or ore reserve audits.
To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

We remind you of the requirements of Rule 12b-4 under the Exchange Act if you wish this information returned. In such case, you may wish to provide a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Response: We have enclosed a CD containing the executive summary of the feasibility study.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours faithfully
N.V. Qangule
Chief Financial Officer

cc:	Jennifer Goecken, Division of Corporation Finance Jill Davis, Branch Chief